Exhibit 3.2

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

TEXTURA CORPORATION

Textura Corporation (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of the Corporation, at a meeting duly called and convened pursuant to the terms and provisions of the DGCL, adopted resolutions proposing and declaring advisable the following amendment to the Certificate of Incorporation of the Corporation.

Section A of Article IV of the Certificate of Incorporation is hereby amended to read in its entirety as follows:

“A.          Classes of Stock.  The aggregate number of shares which the Corporation shall have authority to issue is 100,000,000 consisting of 90,000,000 shares of common stock, $0.001 par value per share (“Common Stock”), and 10,000,000 shares of preferred stock, $0.001 par value per share (“Preferred Stock”).  The relative rights, preferences and conversion provisions of the Common Stock and Preferred Stock shall be identical in every respect, except as follows:”

SECOND: That in lieu of a meeting and vote of the stockholders of the Corporation, holders of not less than a majority of the outstanding stock of the Corporation entitled to vote thereon have given their written consent to said amendment in accordance with the provisions of Section 228 of the DGCL.

THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Sections 242 and 228 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its duly authorized officer this         day of                   , 2013

TEXTURA CORPORATION

By:
Name:
Title: